บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/273/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 19, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

05009930

Dear Sir,

Subject: Signing of Gas Sales Agreement, Phu Horm Project

Reference is made to PTT Exploration and Production Public Company Limited or PTTEP and PTTEP Siam Limited or PTTEPS's (an affiliate of PTTEP with shareholdings by PTTEP and PTTEP Offshore Investment Company Limited of 49% and 51% respectively) participation in Phu Horm Project (located in Udon Thani province), comprising two concession blocks, namely Block E5 North and Block EU-1. The joint venture partners consist of Amerada Hess (Thailand) Limited (the Operator) 35%, Apico LLC 35%, PTTEP (holding participation in Block E5 North) and PTTEPS (holding participation in Block EU-1) 20%, and ExxonMobil Exploration and Production Khorat Inc. 10%.

PTTEP wishes to announce that on July 19, 2005 the joint venture partners (Sellers) will sign a Gas Sales Agreement for the Phu Horm Project with PTT Public Company Limited (PTT) (Buyer). Gas production is expected to commence at the Daily Contract Quantity (DCQ) of 79 million cubic feet per day (MMCFD) in the forth quarter of 2006. The average gas price will be comparable to the gas price of the E5 Project, in which PTTEP is a joint venture partner, holding a 20% interest.

Gas production from Phu Horm Project is a major success in developing gas fields in the north-east of Thailand.

Yours sincerely,

Maroot Mrigadat
President

RECEIVED

PTTEP No. 1.910/276/2005

2005 JUL 25 A 9:2

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

July 18, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation in the Petroleum Exploration Block Merangin I, Indonesia

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that on July 18, 2005, PTTEP Offshore Investment Company Limited or PTTEPO (a subsidiary of PTTEP with shareholdings by PTTEP and PTTEP International Limited of 75% and 25% respectively) signed a Farm-in/Farm-out Agreement to acquire the interest in the Merangin I Production Sharing Contract, with PT Medco E&P Merangin. The participating interest for PT Medco E&P Merangin (the Operator) will be 61%, and for PTTEPO 39%.

The block Merangin I covers an area of approximately 3,200 square kilometers. The block is located onshore, in the south of Sumatra, Indonesia. A primary geological study for Block Merangin I indicates crude oil potential. The Company plans to drill one exploration well in 2005.

The participation will be valid after BPMIGAS, an Indonesian government agency, approves the above-mentioned Farm-in/Farm-out Agreement.

Yours sincerely,

Maroot Mrigadat

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/281/2005

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

July 20, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Progress Report on the Participation in Petroleum Concession Blocks B8/32 and 9A
Reference: PTTEP Letter No. 1.910/ 240 /2005 dated June 20, 2005
Attachment: Disclosure of Information Concerning the Acquisition

Reference is made to the announcement by PTT Exploration and Production Public Company Limited (PTTEP), in which PTTEP Offshore Investment Company Limited (PTTEPO), and Mitsui Oil Exploration Co., Ltd., with a participation interest of 59.94% and 40.06% respectively (Buyers) agreed to jointly acquire 100% shares of Thaipo Limited, and 46.34% shares of B8/32 Partners Limited from Pogo Overseas Production B.V. and Pogo Producing Company (Sellers).

PTTEP wishes to report that the existing partners, namely Chevron Offshore (Thailand) Limited (Chevron) and Palangsophon Two Company Limited (PSTL), waived the First Right of Refusal under the Joint Operating Agreement. The details of the acquisition are disclosed in the attached statement. Buyers will proceed with the Closing of the acquisition after the approval is granted by the Thai government.

However, in exchange for the waiver of the First Right of Refusal by PSTL, the Buyers have agreed to sell 10% of the acquired Pogo group's assets to PSTL, in the amount of approximately USD 82 million. The participation in Petroleum Concession Blocks B8/32 and 9A will finally be Chevron (the Operator) 51.66%, PTTEPO 25.00%, Mitsui Oil Exploration Co., Ltd. 16.71%, and PSTL 6.63%. As a result, PTTEP's Proved Reserves will increase by approximately 52 million barrels of oil equivalent (MMBOE).

Yours sincerely,

Maroot Mrigadat

President

PTT Exploration and Production Public Company Limited
Disclosure of Information Concerning Acquisition

1. The signing date of transaction : PTTEP Offshore Investment Company Limited (PTTEPO) signed the Stock Purchase Agreement or SPA on June 17, 2005. PTTEPO agreed to pay for the stocks on the condition that the existing partners waived the First Right of Refusal. PTTEPO acknowledges the waiver of the First Right of Refusal on July 20, 2005. The transaction date is on July 20, 2005.

2. Parties

Buyers : PTTEP Offshore Investment Company Limited (PTTEPO) (a subsidiary of PTTEP with shareholdings by PTTEP and PTTEP International Limited of 75% and 25% respectively), with a participation interest of 59.94%.

: Mitsui Oil Exploration Co., Ltd., with a participation interest of 40.06%.

Sellers : Pogo Overseas Production B.V.

: Pogo Producing Company

Relation between buyers and sellers : PTTEP and its subsidiaries have no relationship with Mitsui Oil Exploration Co., Ltd., Pogo Overseas Production B.V., or Pogo Producing Company.

3. General nature of the transaction : Signing of Stock Purchase Agreement or SPA to jointly acquire 100% shares of Thaipo Limited, and 46.34% shares of B8/32 Partners Limited.

Type of transaction : The above transaction is considered as an Acquisition of Assets (Class 2) under the Notification of the Stock Exchange of Thailand, Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets. PTTEP will inform its shareholders within 21 days from the date of disclosure of information to the Stock Exchange (counting from July 20, 2005).

Transaction size : 18% which is the maximum calculated value of consideration paid, compared with the asset value of PTTEP and its subsidiaries.

Details of the calculation are in the table below:

<u>Total value of consideration</u>

(Baht Million)

Value of consideration paid	20,153.14*
Asset value of PTTEP and its subsidiaries (as of December 31, 2004)	111,944.50
Value of consideration paid / Total asset value of PTTEP and its subsidiaries	18%

* Exchange rate used in the calculation is Baht 41/ US 1 Dollar.

4. Details of the acquired assets

4.1 Name of security : Ordinary shares of Thaipo Limited

Seller : Pogo Overseas Production B.V., which holds 100% of the shares of Thaipo Limited

Address of Thaipo Limited : 87 M Thai Tower, 8th Floor, All Seasons Place, Wireless Road, Khwaeng Lumpini, Khet Pathumwan, Bangkok

The nature of business : A petroleum exploration and production company, being a joint venture partner and holding an interest in the following petroleum concession blocks:

1. Block B8/32, Tantawan field, holding a 46.34% interest
2. Block B8/32, Benchamas, Maliwan, Jamjuree and Chaba fields, holding a 31.67% interest
3. Block 9A, holding a 46.34% interest

Paid-up Capital : Baht 100 million consisting of 1 million shares at par value of Baht 100 per share

Board of Directors, consisting of :

1. Mr. Radford Philip Laney
2. Mr. Paul Gerrit Van Wagenen
3. Mr. Gerald Alan Morton
4. Mr. Stephen Richard Brunner
5. Mr. Kevin Andrew Herrmann
6. Mr. Mark Stephen Stouffer

Number of shares to be acquired : 100 % of the shares of Thaipo Limited

Price per share : US 574 Dollar per share

Shareholding Structure (After acquisition) : Shareholders of Thaipo Limited will be :

1. PTTEPO, holding a 59.94% interest
2. Mitsui Oil Exploration Co., Ltd., holding a 40.06% interest

4.2 Name of security : Ordinary shares of B8/32 Partners Limited

Seller : Pogo Producing Company which holds 46.34% of the shares of B8/32 Partners Limited

Address of B8/32 Partners Limited : 87 M Thai Tower, 8th Floor, All Season Place, Wireless Road, Khwaeng Lumpini, Khet Pathumwan, Bangkok

The nature of business : A petroleum exploration and production company, being a joint venture partner and holding a 31.67% interest in Block B8/32, Benchamas, Maliwan, Jamjuree and Chaba fields

Paid-up Capital : Baht 110 million consisting of 110,000 shares at par value of Baht 1,000 per share

Board of Directors, consisting of

: 1. Mr. Edward Stuart Johnson
2. Mr. Uriel Morfin Oseguera
3. Mr. Isikeli Reuben Taureka
4. Mr. Paul Gerrit Van Wagenen
5. Mr. Kevin Andrew Herrmann
6. Mr. Mark Stephen Stouffer

Number of shares to be acquired : 46.34% of the shares of B8/32 Partners Limited

Price per share : USD 4,825.97 per share

Shareholding Structure (After acquisition)

: Shareholders of B8/32 Partners Limited will be as follows:
1. PTTEPO, holding a 27.78% interest
2. Mitsui Oil Exploration Co., Ltd., holding a 18.56% interest
3. Chevron Thailand Inc., holding a 46.34% interest
4. Palangsophon Company Limited, holding a 7.32% interest

5. The total value of the consideration and payment conditions :
The total value of Thaipo Limited and B8/32 Partners Limited for PTTEPO's proportion is USD 491.54 million or Baht 20,153.14 million (exchange rate used in the calculation : Baht 41/ US 1 Dollar).
PTTEPO will pay the consideration in cash around early August 2005. The Stock Purchase will be completed at the payment date, and will be retroactive to May 1, 2005.

6. The value of asset purchased :
The total equities of Thaipo Limited and B8/32 Partners Limited for PTTEPO's proportion is valued at approximately Baht 3,851.01 million.

7. The basis used to determine the value of the consideration :
Discounted Cash Flow Valuation Method, and commercial negotiation between the parties have been used to determine the shares price of Thaipo Limited and B8/32 Partners Limited.

8. Net Profit after Tax (From Thaipo Limited and B8/32 Partners Limited's Financial Statements) :

(Baht Million)

Thaipo Limited	2003	2004
Net Profit after Tax	2,902	2,263

B8/32 Partners Limited	2003	2004
Net Profit after Tax	1,739	1,946

9. The expected benefits :
PTTEP expects to realize an immediate revenue stream from petroleum sales, increased petroleum production and proved reserves, and enhanced operational synergy with the adjacent G4/43 project, in which PTTEP is a joint venture partner, holding a 15% interest.

10. Source of funds :
The source of funds will come from PTTEP and its subsidiaries' internal cash flow.

11. Proposed utilization of the proceeds from the sale :
This transaction is a securities purchase.

12. Issuance of securities for payment of the purchase price of the assets :
Internal cash flow will be used to pay for the securities.

13. The approval from the Stock Exchange and/or the shareholders meeting :
This transaction is an acquisition of assets (Class 2) referring to Item 3, which is not subject to the Stock Exchange and/or the shareholders meeting's approval.

14. The connected persons holding shares in the investment :
There are no connected persons from PTTEP and its subsidiaries holding any shares in Thaipo Limited and B8/32 Partners Limited.

15. Opinions of the Board of Directors :
It is well worth the investment and will be beneficial to PTTEP, referring to Item 9. The Board of Directors, therefore, approved the transaction.

16. Opinions of the Company's Audit Committee which are different from the opinion of the Board of Directors :
The Audit Committee in meeting with the Board of Directors acknowledged the transaction and had no opinions which differ from the Board of Directors'.